                              PURCHASE AGREEMENT

     This Purchase Agreement is made by and among Cell Robotics, Inc., a New Mexico corporation, with principal place of business at 2715 Broadbent Parkway NE, Albuquerque, New Mexico ("CRI" or the "Purchaser"), Tecnal Products, Inc., a New Mexico corporation with principal place of business at 2441 Ridgecrest Drive SE, Albuquerque, New Mexico ("Tecnal" or the "Seller"), and the holders of all of the issued and outstanding stock of Tecnal, Lovelace Scientific Resources, Inc., a New Mexico corporation ("LSR"); Warren Parkhurst; Eugene Merfeld; Ephron Catlin, III; and Dr. Guy McClung (collectively the "Individual Shareholders"). The Effective Date of this Agreement shall be January 9, 1996.

     WHEREAS, Tecnal owns certain intellectual property, information, and assets concerning the design, construction, application and commercial development of certain laser technology, and

     WHEREAS, CRI desires to purchase such intellectual property, information and asset from Tecnal,

     NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and for other good and valuable consideration, the Parties agree to the sale and purchase of such property under the terms and conditions set forth below.

                                1.  DEFINITIONS

     As used in this Agreement, the following terms shall, unless the context otherwise requires, have the following respective meanings:

     1.01 "Affiliate" means with reference to any Person, a spouse of that Person, a relative (by blood, adoption or marriage) of that Person within the third degree, any director, officer, or employee of that Person, any corporation, association, firm or other entity of which that Person is a member, director, officer or employee, and any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, that Person.

     1.02 "Technological Assets" means all of the technological information, intellectual property, and physical work product owned by Tecnal and used in or related to the commercialization of laser devices and Products by Tecnal, including, but not limited to, the following:

          1.02.1 "Patents" meaning any patent that has issued or may issue from the Technology and any patent which may issue from any divisional, continuation, re-issue or substitute application based thereon, including any patents which issue from applications not yet made as of the date hereof. Without limiting the generality of the foregoing, the Patents shall include:

               1.02.1.1 US patent 5,432,811 entitled "Laser Rod with Polyhedron Shaped Ends" issued 11 July 1995, and all extensions, continuations, re-issues and re-examinations arising therefrom.

               1.02.1.2 Pending PCT application PCT/US94/02270 entitled "Laser" filed 2 March 1994.

               1.02.1.3 Pending US patent application 08/297,295 entitled "Laser Skin Perforator" filed 29 August 1995.

          1.02.2 "Technology" meaning trade secrets, intellectual property, confidential information, know-how and inventions incorporated in the Patents or utilized in the Products or any portion or phase of any scientific or technical information related thereto.

          1.02.3 "Future Improvements" meaning any and all discoveries, inventions and improvements in processes, manufacturing techniques and the like relative to the articles falling within the scope of the Patents and Technology.

          1.02.4 "Incidental Technology" meaning trade secrets, secrets intellectual property, confidential information, know-how and inventions incorporated in the Patents, Future Improvements or Incidental Patents, including any portion or phase of any scientific or technical information related thereto.

          1.02.5 "Incidental Patents" meaning any patents that may issue from the Incidental Technology and any patents which may issue from any divisional, continuation, re-issue or substitute application based thereon, including any patents which issue from applications not yet made as of the date hereof.

          1.02.6 "Incidental Future Improvements" meaning any and all discoveries, inventions and improvements in processes, manufacturing techniques and the like relative to the articles falling both within the scope of the Patent, Products and Technology, and also relative to patents, products and technology other than the Patents, Products, and Technology. Notwithstanding the foregoing, Incidental Future Improvements shall not be construed to mean any inventions, discoveries, or improvements thereon, which do not include elements of the Patents, Products or Technology.

          1.02.7 "NTEC License" meaning all rights and entitlements conferred upon the Seller by virtue of that certain License Agreement between the Seller on one hand, and NTEC, a Russian enterprise, on the other, dated 28 July 1994.

          1.02.8 "Development Work Products" meaning all notes, drawings, designs, formulas, prototypes, business plans, market research, business research, technical research, ideas, inventions, invention disclosures, and other works, whether or not reduced to practice, developed or commercialized in connection with the development or commercialization of the Technology, including without limitation all intellectual property and work product produced by the Seller, its Shareholders, and their respective contractors and affiliates in connection with any previous effort to commercialize or develop the Patents, Products, or Technology.

     1.03 "CRI Stock" shall mean common stock of Cell Robotics International, Inc., a publicly traded company, duly authorized and issued by the company under Rule 144 of the United States Securities and Exchange Commission.

     1.04 "Improvement" or "Improvements" shall mean any patented or unpatented modification of a device, method, or Product described in or contemplated by the Technological Assets.

     1.05 "Letter of Intent" shall mean that certain letter entitled "Letter of Intent to acquire the Intellectual Property of Tecnal Products, Inc." dated 29 September 1995 and signed by CRI and Tecnal on 16 October 1995.

     1.06 "Net Revenues" for the purpose of computing royalties under the provisions of Section 5.04 below, means the aggregate of (i) the amount billed to the Purchaser's customer and collected by the Purchaser for the sale of Products containing elements described in or by the Technological Assets after the deduction of shipping costs, sales taxes, gross receipts or excise taxes, trade and quantity discounts, export tariffs, duties and fees, returns and allowances paid directly or indirectly by the Purchaser, and (ii) Amounts collected as royalties, license fees, license maintenance fees, and other monetary revenues collected in exchange for the production of Products containing elements described in or by the Technological Assets by others.

     1.07 "Person" or "Persons" means a corporation, trust, association, partnership, organization, business, an individual, a governmental or political subdivision or agency, or an organized entity of any type.

     1.08 "Product" or "Products" shall mean a commercial application utilizing the Technological Assets to be acquired herewith.

               2.  WARRANTIES AND REPRESENTATIONS OF THE SELLER

     Seller represents and warrants to CRI as follows:

     2.01 Corporate organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New Mexico. Seller has the corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted.

     2.02 Authorization. Seller has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The board of directors and the shareholders of Seller have duly approved and authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and no other corporate proceedings on the part of Seller are necessary to approve and authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement constitutes the valid and binding agreement of Seller enforceable in accordance with its terms, except as the enforceability hereof may be subject to applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and to general principles of equity.

     2.03 Ownership. Except as otherwise provided in this Agreement: (i) the Seller owns the Technological Assets; (ii) the Seller has the power and authority to enter into this Agreement and to perform its obligations under this Agreement, including but not limited to assigning the Technological Assets to CRI in accordance with the terms and conditions of this Agreement; (iii) the Technological Assets are free and clear of all liens, claims and restrictions of third parties whatsoever, and to the best of Seller's knowledge, can be assigned to CRI without infringing upon or otherwise acting adversely to any such interest of any Person (including present or former officers, directors, employees, consultants, contractors or shareholders of the Seller or its Affiliates) in and to the Technological Assets; and (iv) the Seller is not obligated or subject to any liability whatsoever to make any payments by way of royalties, fees, or otherwise to any owners of, licensor of, or other claimant to the Technological Assets with respect to the use or sale thereof.

     2.04 Right to Offer. Except as otherwise provided in this Agreement, Seller has the legal power to extend and offer for sale to the Purchaser the Technological Assets, and that it has not made, nor will it make, any commitments to others inconsistent with, or in derogation of, such rights, and that it has not granted to any other Person any right, license, assignment, shop right, or privilege thereto or thereunder, for any application whatsoever. The Seller, LSR and the Individual Shareholders represent and warrant that the execution of this Purchase Agreement has been duly authorized by all necessary corporate actions of the Seller, LSR and the Individual Shareholders.

     2.05 Absence of Pending Legal Actions.  Except as otherwise provided in this Agreement, the Technological Assets, to the best of Seller's knowledge, do not infringe upon or violate any US patent or other US proprietary right of any other Person, except that the foregoing representation and warranty shall not apply to US patent number 5,165,418. Purchaser represents and warrants that
Purchaser is aware that US patent number 5,165,418 is a potentially interfering patent with respect to the Technological Assets, that same may materially and adversely affect the value of the Technological Assets to CRI, and as to which
the Purchaser, covenants and agrees to, and hereby does, assume all risk of loss, diminution in value, or other damage or harm to CRI of any nature whatsoever.  The Seller further represents and warrants that there is no pending or threatened claim or legal proceeding against the Seller contesting the validity or right to use any of the Technological Assets, nor has the
Seller received any notice that any of the rights of use of the Technological
Assets conflicts or will conflict with the asserted rights of any other Person.

     2.06 Compliance with Letter of Intent. Seller has substantially complied with the Letter of Intent. No material information requested by Purchaser regarding the Technological Assets has been withheld from the Purchaser during the period of due diligence, and all of the information provided to Purchaser during the period of due diligence is true, correct and complete to the best knowledge and belief of the Seller. Seller, LSR and the Individual Shareholders further represent that they have used their best efforts to make the Purchaser aware of any potential problems or issues pertaining to the Technological Assets which they have knowledge of and which may materially and adversely affect the successful commercial application of the Technological Assets, including without limitation, the existence of an inventor's agreement regarding laser assisted blood sampling dated 9 May 1991 between Hutech, a corporation duly organized and existing under the laws of Japan and Golubev Nikolaj Aleksandrovitch, Polushkin Valerij Gennadievitch, Nikiruj Ernest Jaroslavovitch, Ten Anrej Michajlovitch, and Yoshio Hida, and other issues which may affect the utility of Japanese patent number JP 4314428, pertaining to laser assisted blood sampling. Seller, LSR and the Individual Shareholders make no representation or warranty that CRI will be able to commercialize the Technological Assets and Purchaser hereby assumes all risk that it will not be able to commercialize the Technological Assets.

     2.07 Satisfaction of PCT Legal Fees. At the time of execution of this Agreement, the Seller has satisfied, paid in full, and brought current the accounts of Mr. Brian Lucas, Esq., in the approximate amount of $3,300, representing legal services rendered by Mr. Lucas related to the PCT filing (PCT/US94/02272) and Patent 5,432,811 international filing for international patent protection.

     2.08 Stock Ownership Among Tecnal's Shareholders. Seller, LSR, and the Individual Shareholders represent and warrant that LSR and the Individual Shareholders collectively own all of the issued and outstanding common stock of Tecnal and that all of the issued and outstanding Tecnal common stock is held by the following Persons in the following percentages:

          LSR                                     49.500%
          Warren Parkhurst                        24.750%
          Ephron Catlin, III                      12.375%
          Eugene Merfeld                          12.375%
          Dr. Guy McClung                          1.000%

     2.09 Indemnity. Seller and the Individual Shareholders will indemnify, defend and hold harmless CRI, its successors, affiliates and assigns, from and against damages, losses, or liabilities arising from any breach or violation of any of the representations and warranties made by the Seller in this Section 2. Seller's indemnity shall include all cost, as well as reasonable attorney's fees, incurred or expended by CRI, its affiliates or assigns, as a result of such breach.

              3.  WARRANTIES AND REPRESENTATIONS OF THE PURCHASER

     Purchaser represents and warrants to Seller, LSR, and the Individual Shareholders as follows:

     3.01 Corporate organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of New Mexico. Purchaser has the corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted.

     3.02 Authorization. Purchaser is a controlled subsidiary of Cell Robotics International, Inc. Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The board of directors of Purchaser has duly approved and authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and no other corporate proceedings on the part of Purchaser are necessary to approve and authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement constitutes the valid and binding agreement of Purchaser enforceable in accordance with its terms, except as the enforceability hereof may be subject to applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and to general principles of equity

     3.03 Consents and Approvals. To the best of Purchaser's knowledge, neither the execution and delivery by Purchaser of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby, including but not limited to the issuance and delivery of the CRI Stock, will (i) conflict with or result in a breach of any provision of the Articles of Incorporation or By-laws of Purchaser, or (ii) except for those of the following events which would not prevent the consummation of the transactions contemplated by this Agreement and would not result in any change in or effect on Purchaser that would have a material adverse effect on Purchaser's ability to consummate the transactions contemplated hereby (A) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or require consents from any other party or result in the termination or in a right of termination or cancellation of, or accelerate or result in a right to accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties of Purchaser, or result in being declared or in the right to declare void, voidable, or without further binding effect any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement or other instrument or commitment or obligation to which Purchaser is a party, (B) violate any order, writ, injunction, decree, judgment, ruling, law, rule or regulation of any court or United States governmental authority, applicable to Purchaser or any of its properties, or (C) require any consent, approval or authorization of, or notice to, or declaration, filing or registration with, any governmental or regulatory authority. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is necessary to be obtained or made by Purchaser in connection with the execution, performance and delivery of this Agreement.

     3.04 No Violations. To the best of Purchaser's knowledge, the Purchaser is not in violation of any applicable law, statute, order, rule, regulation or directive of any governmental or self-regulatory authority or judgment, decree, or award entered by any federal, state, local or foreign court or governmental authority or arbitrator or arbitration panel relating to the Purchaser with respect to any matter that would have a material adverse effect on its business or property or on its ability to perform its obligations under this Agreement and under all documents to be executed by Purchaser pursuant to this Agreement.

     3.05 Completion of Due Diligence. The Purchaser warrants and represents that it has completed and resolved the specific issues and concerns described in the Letter of Intent to its complete satisfaction.

     3.06 Satisfaction of US Legal Fees. Prior to, or concurrent with, the execution of this Agreement, the Purchaser agrees to have made payment to Dr. Guy McClung the amount of $11,500.00 representing the total payment due from Tecnal for all previous legal work concerning application and prosecution of patents by Dr. McClung.

     3.07 Satisfaction of PCT Legal Fees. Prior to the execution of this Agreement, the Purchaser has paid to the Seller the amount of $1,650.00 as a non-refundable deposit to be used for payment of legal fees to Mr. Brian Lucas in accordance with the terms of the Letter of Intent. Upon the execution of this Agreement, and as a condition to Seller's transfer to Purchaser of the Technological Assets, Purchaser shall pay to Seller the additional sum of $1,650.00.

     3.08 Obligation to Secure NTEC Compliance. Purchaser acknowledges that the NTEC License requires prior approval from the Licensor as a condition to the lawful assignment of the NTEC License to Purchaser. Purchaser further acknowledges that any assignment of the NTEC License without the prior approval of the Licensor constitutes a default under the NTEC License and is possible grounds for termination of the NTEC License. Seller makes no representation or warranty that the approval of the Licensor for the transfer has been obtained and Purchaser acknowledges that the Licensor's approval has not been obtained. The Purchaser warrants and represents that concurrent with the execution of this Agreement or within a reasonable time thereof, it has secured, or will secure, agreements or other documentation supporting the acceptance of the transfer of the NTEC License, as anticipated herein, by NTEC. The Purchaser further accepts all responsibility and risk associated with obtaining such agreements and supporting documentation. Seller shall deliver to Purchaser the assignment of the NTEC License to Purchaser upon Purchaser's certification to Seller that Purchaser has obtained all necessary consents and approvals of third parties for the lawful transfer of the NTEC License to Purchaser.

     3.09 CRI Common Stock. The CRI Stock to be delivered by CRI in payment for the Technological Assets and the noncompetition covenants of the Seller, LSR, and the Individual Shareholders shall be transferred, assigned and conveyed free and clear of all liens, claims, charges and other encumbrances and restrictions of any kind or nature. Cell Robotics International, Inc. and CRI each have the power, authority and capacity to transfer and deliver the CRI Stock pursuant to this Agreement. No legend or other reference to any purported restriction, lien, or other encumbrance shall appear upon any certificate representing the CRI Stock to be issued and delivered by CRI pursuant to this Agreement, except for the following legend:

          "The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company."

All of the shares of CRI Stock to be issued and delivered by CRI pursuant to this Agreement shall be duly authorized and validly issued and are fully paid and nonassessable. There are no contracts or other agreements relating to the issuance, sale, or transfer of the CRI Stock to be issued and delivered by CRI pursuant to this Agreement. In the event that any CRI Stock is registered with the Securities and Exchange Commission, the holders of the CRI Stock issued pursuant to this Agreement shall have the right to participate in such registration with respect to the CRI Stock held by them.

     3.010 Indemnity. Purchaser will indemnify, defend and hold harmless Seller, its successors, shareholders, affiliates and assigns, from and against damages, losses, or liabilities arising from any breach or violation of any of the representations and warranties made by the Purchaser in this Section 3. Purchaser's indemnity shall include all cost, as well as reasonable attorney's fees, incurred or expended by Seller, its successors, shareholders, affiliates or assigns, as a result of such breach.

                 4.  STATEMENT OF SALE AND TRANSFER OF RIGHTS

     4.01 Sale and Purchase of Technological Assets. In consideration of the payment made under Section 5 and Purchaser's satisfaction of Purchaser's other obligations set forth in this Agreement, the Seller, for itself, its successors and assigns, does hereby sell, transfer, and assign to CRI Seller's entire right, title, and interest in and to the Technological Assets. The Purchaser is hereby given entire rights to have, make, produce, sell, divest, license, sublicense, contract, or use the Technological Assets in any way it sees fit without further consideration of the Seller or Shareholders. Purchaser hereby assumes and agrees to perform all obligations of "Licensee" under the NTEC License. Purchaser shall indemnify and hold harmless Seller, LSR, and the Individual Shareholders from all claims, loss, damage, and expense, including attorneys fees, arising out of or resulting from Purchaser's use of the Technological Assets or any products or applications utilizing the Technological Assets in whole or in part, or from any breach of the obligations of the Licensee under the NTEC License.

     4.02 Execution and Delivery of Assignment Instrument. Seller, concurrent with the execution of this Agreement, shall execute an Assignment in substantially the same form as shown in Exhibit A attached hereto, assigning to CRI all of Seller's right, title and interest in and to the Technological Assets. The Assignment shall be delivered to Purchaser only upon Purchaser's performance of all obligations of Purchaser under this Agreement, including Purchaser's obligation to deliver the CRI common stock to Seller as required under Article 5, and Purchaser's obligation to obtain all necessary consents and approvals for the lawful assignment of the NTEC License to Purchaser.

     4.03 Delivery of Property. Concurrently with the delivery to Purchaser of the Assignment in accordance with Section 4.02, and from time to time thereafter as additional information becomes available to the Seller, the Seller shall supply to the Purchaser all documentation, data, models, prototypes, and other tangible assets and records pertaining to, or included as, the Technological Assets.

     4.04 Improvements and Modifications. The Purchaser is hereby given complete and entire right to any future improvements and/or modifications to devices, Products, and technologies arising from its use of the Technological Assets including right to file and prosecute new patents, establish trade secrets or otherwise protect such improvements as the Purchaser and its management see fit, without further consideration to or by the Seller or its Shareholders.

                                  5.  PAYMENT

     5.01 Purchase Price;Allocation. In consideration of the sale and transfer of the Technological Assets by Tecnal and the covenants of LSR and the Individual Shareholders respecting noncompetition and noninterference, CRI shall issue and deliver 17,500 shares of CRI common stock and shall pay the royalties due under the Royalty Agreement (as herein defined), which shall be allocated between the Technological Assets and the noncompetition covenants as follows:

     Technological Assets                  14,985 shares of CRI Stock to Tecnal
                                                    Royalty Agreement to Tecnal

     LSR noncompetition covenant           1,245 shares of CRI Stock to LSR

     Parkhurst noncompetition covenant     622 shares of CRI Stock to Parkhurst

     Merfeld noncompetition covenant       311 shares of CRI Stock to Merfeld

     Catlin noncompetition covenant        311 shares of CRI Stock to Caitlin

     McClung noncompetition covenant       26 shares of CRI Stock to McClung

Seller, Purchaser, LSR, and the Individual Shareholders agree to use the foregoing allocation for tax reporting purposes under Section 1060 of the Internal Revenue Code of 1986, as amended.

     5.02 Liquidation of Tecnal. LSR and the Individual Shareholders agree to cause Tecnal to be liquidated and dissolved prior to its fiscal year ending September 30, 1996, and agree to take all necessary and appropriate action to accomplish such liquidation and dissolution prior to said fiscal year end.

     5.03 Redemption of LSR's Tecnal Stock. Concurrent with the delivery of the shares of CRI Stock to be issued and delivered by CRI pursuant to this Agreement, or within 30 days thereafter, Tecnal shall transfer to LSR 11,205 shares of the CRI Stock in redemption of all of LSR's shares of common stock in Tecnal.

     5.04 Redemption of Tecnal Stock of Individual Shareholders. Concurrent with the delivery of the shares of CRI Stock to be issued and delivered by CRI pursuant to this Agreement, or within 30 days thereafter, Tecnal shall transfer to the Individual Shareholders 3,780 shares of the CRI Stock and the Royalty Agreement, in redemption of all of the shares of Tecnal common stock owned by the Individual Shareholders, to be distributed among the Individual Shareholders in accordance with the following percentages:

          Warren Parkhurst                 49.00% interest in Royalty Agreement
                                                      1,852 shares of CRI Stock

          Ephron Catlin, III               24.50% interest in Royalty Agreement
                                                        926 shares of CRI Stock

          Eugene Merfeld                   24.50% interest in Royalty Agreement
                                                        926 shares of CRI Stock

          Dr. Guy McClung                   2.00% interest in Royalty Agreement
                                                         76 shares of CRI Stock

As used herein, "Royalty Agreement" means Purchaser's agreement to pay a royalty payment in the amount of 1% of Net Revenues; provided, however, that the total aggregate amount of such royalty payment will not exceed $20,000. The parties herein agree, however, that the Purchaser may at any time relieve itself of this obligation to pay royalties by paying said individual shareholders an amount equal to the difference between any amount previously paid at the time such relief is sought and $20,000. Royalties described in this section will be paid directly to the Individual Shareholders on a quarterly basis with payment due within 30 days of the end of CRI's normal fiscal quarter.

     5.05 Tax Consequences. All parties to this Agreement hereby acknowledge and represent and warrant to each other that they have had an opportunity to consult with their respective tax advisers concerning the tax consequences of the transactions, transfers, redemptions, and liquidation of Tecnal, as contemplated by this Agreement.

     5.06 Investment Letter. Seller, LSR and the Individual Shareholders shall sign and deliver to CRI, with respect to the CRI Stock, an investment letter in the form attached hereto as Exhibit B.

              6.  PATENT MAINTENANCE, PROSECUTION, AND LITIGATION

     6.01 Exclusive Rights. After Seller has provided all reasonably necessary information, drawings, blueprints, and other data and has executed all necessary papers, documents, and instruments, CRI shall have exclusive right to cause to be prepared, filed and prosecuted, at its own expense, any applications for patent in the United States on the Technology, as well as any corresponding applications for patent in such other countries as may be deemed advisable by CRI. In connection with such patents, Seller (until such time as Seller is liquidated and dissolved) and the Individual Shareholders, shall, at the request of, and cost to, CRI, do all acts necessary for obtaining, sustaining, re-issuing, disclaiming, or extending such applications, excepting only those acts of the Individual Shareholders where such obligation would interfere or coincide with professional services normally offered to others.

     6.02 Notice of Patent Assignments. All Patents transferred to CRI hereunder shall be the sole and exclusive property of CRI and CRI shall be responsible for processing all Patent assignments with appropriate patent offices. Seller (until such time as Seller is liquidated and dissolved) and Shareholders shall, upon demand, execute and deliver to CRI such documents as may be deemed necessary or advisable by counsel for CRI for filing in the appropriate patent offices, to evidence the assignment of the Patents and patent rights herein included. All cost and expense associated with such filings shall be the sole responsibility of CRI.

     6.03 Decisions. All decisions with respect to the preparation, filing and prosecution of any and all Patents, or patent applications, or the undertaking of any acts for obtaining, sustaining, re-issuing, disclaiming, defending, or extending Patents or patent applications shall be made at the sole and absolute discretion of CRI, and CRI should have no liability whatsoever to the Seller or Shareholders with respect to any such decision.

     6.04 Cooperation in Litigation. In the event that any infringement claims or suits are brought against the Purchaser, or by the Purchaser against others, relating to the sale or use of Products arising from the Technological Assets, the Seller (until such time as Seller is liquidated and dissolved) and the Individual Shareholders agree to cooperate in the defense or prosecution of such claims and/or suits in support of the Purchaser and make available to the Purchaser such documents and/or witnesses and/or personnel as may be helpful in aiding the Purchaser and its counsel in presenting its case. The cost of providing such witnesses and personnel shall be billed to the Purchaser at the then-effective professional rates charged to other clients by the Seller or the Individual Shareholder.

     6.05 Nonassertion. The Seller agrees that, with respect to any practice of the Technological Assets by the Purchaser, or Purchaser's Affiliates, contractors, transferees, distributors, agents, or licensees, the Seller will not assert against such Persons any claims of infringement or subrogation of rights with respect to use of any of the Technological Assets or Products arising therefrom.

     6.06 Trademarks. CRI or its assigns may affix on all and any Products a trademark, tradename or servicemark selected by CRI, which marks or designations shall be the sole and exclusive property of CRI and as to which CRI shall have the right at its expense to file applications for registration in the United States and any foreign jurisdictions.

     6.07 Public Disclosure. Seller, LSR, and the Individual Shareholders severally agree to forbear from and not to permit others to make or permit any public disclosure of any of the Technological Assets.

                    7.  NONCOMPETITION AND CONFIDENTIALITY

     7.01 Seller, LSR, and the Individual Shareholders, for themselves, their Affiliates, successors and assigns, covenant to and with CRI, its successors, Affiliates, and assigns, that Seller will not directly or indirectly either as principal, agent, manager, employee, owner, partner, stockholder, director, or other officer of a corporation, creditor, consultant or otherwise, solicit, attempt to obtain or assist any other Person other than CRI in soliciting or attempting to obtain or accept any business that competes directly or indirectly with the business of CRI utilizing the Technological Assets; nor shall Seller, LSR, or the Individual Shareholders consult or enter into any research and development or themselves directly or indirectly conduct such research or development on their own behalves relating to the discovery of the processes, inventions, improvements, developments or the like pertaining to any matter included within the present scope of the Technological Assets, except on behalf of CRI, unless CRI shall have otherwise expressly consented thereto in writing. Because of the nature of the business of CRI, the parties agree that it is reasonable for this covenant to apply for a period of three (3) years following the effective date of this Agreement and shall apply to the entire geographical area of the world. If the duration or geographical area is determined by a court to be overly broad in scope, such terms shall be modified only to the extent necessary to bring this covenant within the requirements of the law and shall be interpreted to provide CRI with the broadest protection allowed under the law.

     7.02 All of the parties hereto further covenant between themselves that all information concerning the customers, clients, marketing, and business of each party is confidential information and will be treated by all parties as such, and that they will not directly or indirectly make use of such information or divulge such information to third parties without the express written permission of the originating party.

     7.03 Seller, LSR, and the Individual Shareholders, severally agree not to disclose, provide or otherwise make available, in whole or in part, any of the Technology, Incidental Technology, or other components of the Technological Assets to third parties and shall severally exercise their respective best effort to ensure the non-disclosure of any of the foregoing Technological Assets.

                                  8.  NOTICES

     Any notice provided or permitted in the Agreement to be given among the parties hereto must be made in writing, addressed to the party to be notified at the address set forth below, or such other address as to which each party may make known to the others in writing.  Such notices must be communicated (i)
by telefax or similar electronic method providing confirmation of receipt, (ii)
depositing the same in the United States Mail as certified mail with return receipt requested and postage paid for delivery, or (iii) delivering the same in person or by express mail courier with delivery receipt, to such party.
Notice shall be deemed to have been given 24 hours after the time of transmittal if sent by telefax or other electronic method, and 72 hours after
being deposited in the United States Mail, and as indicated on a delivery receipt for hand delivered notices.  All notices and other communications under this Agreement shall be addressed as set forth below:

     If to CRI:                    Ronald Lohrding, Ph.D., President
                                   2715 Broadbent Parkway, NE
                                   Albuquerque, New Mexico 87107
                                   Fax:  (505) 344-8112

     If to Tecnal Products:        Leonard M. LaFebre, Secretary
                                   2441 Ridgecrest Dr., SE
                                   Albuquerque, New Mexico 87108
                                   Fax:  (505) 262-7852

     If to LSR:                    Herbert L. Whitaker, Jr., Ph.D., President
                                   2441 Ridgecrest Dr., SE
                                   Albuquerque, New Mexico 87108
                                   Fax:  (505) 262-7852

     If to Warren Parkhurst:       1800 Barker-Cypress Rd.
                                   Apt. 1007
                                   Houston, TX  77084
                                   Fax:  (713) 579-3637

     If to Ephron Catlin, III:     2137 Winrock
                                   Houston, TX  77057
                                   Fax: (713) 977-7935

     If to Eugene Merfeld:         145 Tremont Street
                                   Suite 304
                                   Boston, MA
                                   Fax:  (617) 426-4646

     If to Guy McClung, Ph.D.:     16690 Champion Forest Dr.
                                   Suite 347
                                   Spring, TX  77379-7023
                                   Fax: (713) 893-2167

                               9.  MISCELLANEOUS

     9.01 Applicable Law. This Agreement and all amendments thereto shall be construed and enforced in accordance with the laws of the State of New Mexico, and, where applicable, the laws of the United States, and the rights of the parties shall be governed by the laws thereof.

     9.02 Titles and Headings. The titles and headings of various sections and paragraphs of this Agreement are for convenience only and are not to be construed as defining or limiting, in any way, the scope or intent of the provisions hereof.

     9.03 Severability. Wherever there is any conflict between any provision of this Agreement and any statute, law, regulation or judicial precedent, the latter shall prevail, but in such extent the provisions of this Agreement thus affected shall be curtailed and limited only to the extent necessary to bring it within the requirements of the law. In the event that any part, section, paragraph or clause of this Agreement shall be held by a court of proper jurisdiction to be invalid or unenforceable, the entire Agreement shall not fail on account thereof, but the balance of the Agreement shall continue in full force and effect unless such construction would clearly be contrary to the intention of the parties or would result in unconscionable justice.

     9.04 Grievances. The parties to this Agreement hereby agree that any claims or disputes between the parties arising out of or concerning this Agreement shall be presented in writing to all of the parties hereto within ninety (90) days of the discovery of the facts leading to such claim or dispute, and that the party claimed to have been at fault shall respond in writing to such complainant within thirty (30) days of receipt of such notice. The claimant(s) and respondent(s) will exercise all reasonable means to resolve and/or rectify such grievances within 120 days of receipt of the original complaint.

     9.05 Arbitration. The parties to this Agreement hereby agree that any claims or disputes between the parties arising out of or concerning this Agreement, which are not rectified under Section 9.05 shall be submitted to binding and mandatory arbitration as follows:

          9.05.1 Any controversy or claim arising out of or relating to this Agreement or the breach thereof, shall be settled by arbitration in Albuquerque, New Mexico in accordance with the rules of conciliation and arbitration of the American Arbitration Association then in effect (the "Rules") and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

          9.05.2 Any claim, notice of which is not given in writing to the other parties within ninety (90) days of (i) the date of occurrence or the last date to occur of the facts on which said claim is based, or (ii) the date of discovery of such facts (unless the date by which such facts would have been discovered had the claimant exercised ordinary care and diligence is an earlier date, in which case such earlier date shall be substituted for the date of such discovery) shall be forever barred.

          9.05.3 Arbitrator(s) selected in connection with a proceeding hereunder need not be residents of the State of New Mexico.

          9.05.4 Each of the parties will cooperate with the others in establishing, prior to the selection of any arbitrator, appropriate qualifications and criteria for selection, and will attempt to agree upon and select a single arbitrator. If the parties fail to agree on such qualifications and criteria or to select a single arbitrator then such selection shall be made in accordance with the Rules provided that, in any dispute which shall require a decision as to the existence, scope or applicability of rights in intellectual property, any arbitrator selected by whatever means shall possess a reasonable degree of expertise and experience in dealing with such disputes.

          9.05.5 All reasonable efforts shall be made to hold a hearing on the claims submitted within sixty (60) days after the appointment of the arbitrator(s). In conducting the hearing the arbitrator(s) are hereby directed, where feasible, to adhere to the then-existing American Arbitration Association Procedures and Rules relating to commercial disputes. The parties to each claim shall be equally liable for the reasonable expenses of the arbitrators hearing the dispute, and the arbitrators shall each be compensated for the proceedings. The parties agree to advance in equal amounts the expected amount of required compensation as estimated by the arbitrators at the commencement of the proceedings. As provided below, however, the arbitrators may ultimately assess such compensation against any party as part of their decision.

          9.05.6 The decision or award of the arbitrator(s) shall be given in writing within thirty (30) days after the conclusion of the hearing, but failure to give such decision within such period will not invalidate the same. The arbitrator(s) are authorized hereby to award not only damages but also specific performance, if such relief in their opinion is appropriate. The arbitrators shall include in their award reasonable attorney's fees (which the parties hereto agree by contract to be part of the damages due) to the party or parties the arbitrator deem to be the prevailing party, unless the arbitrators expressly find that such an award would be inappropriate under the circumstances of the dispute. The arbitrators may also assess against any party any or all costs and expenses of the arbitration.

          9.05.7 The award or decision of the arbitrators shall be final and conclusive in all respects and the parties hereto expressly waive any right of appeal or judicial review of the same. Nothing herein shall prevent any party from petitioning a court specified in section 12.01 above to enforce such decision or award.

          9.05.8 Any party hereto shall be entitled to recover reasonable attorney's fees and costs incurred in enforcing any arbitration award or decision made pursuant hereto. In addition, any party who refuses to submit a dispute to arbitration as provided herein, or who brings suit on a claim or dispute that is subject to arbitration as provided herein without first submitting such claim to the grievance process and arbitration set forth, shall pay the reasonable attorney's fees and other expenses incurred by any party hereto required to enforce the arbitration provisions hereof and/or to obtain a stay or dismissal of such legal proceedings.

     9.06 Execution of Multiple Counterparts. This Agreement may be executed in multiple counterparts. Each such copy bearing the original authorized signature of the Purchaser and the original authorized signatures of the Seller, LSR, and the Individual Shareholders shall have the full force and effect of a complete original agreement between the signatories and any complete counterset of original signatures shall be considered a complete original Agreement.

TECNAL PRODUCTS, INC.                   TECNAL PRODUCTS, INC.



By: ________________________________    By: ___________________________________
     Herbert L. Whitaker, Ph.D.,              Leonard M. LaFebre,
     President                                Secretary


                                        CELL ROBOTICS, INC.



                                        By: ___________________________________
                                              Ronald Lohrding, Ph.D., President


                                        LOVELACE SCIENTIFIC RESOURCES, INC.



                                        By: ___________________________________
                                              Herbert L. Whitaker, Ph.D.
                                              President

                              INDIVIDUAL SHAREHOLDERS:



                              _________________________________________________
                              Warren Parkhurst



                              _________________________________________________
                              Eugene Merfeld



                              _________________________________________________
                              Ephron Catlin, III



                              _________________________________________________
                              Dr. Guy McClung







gfk\345496

                                   Exhibit A

                                  ASSIGNMENT


     FOR GOOD AND VALUABLE CONSIDERATION, the receipt, sufficiency and adequacy of which are hereby acknowledged, Tecnal Products, Inc., a corporation of New Mexico, does hereby:

     SELL, ASSIGN AND TRANSFER to Cell Robotics, Inc., a New Mexico corporation with its principal place of business at 2715 Broadbent Parkway, NE, Albuquerque, New Mexico 87107 U.S.A. (the "Assignee"), free and clear of all claims, liens, encumbrances, obligations or limitation, the entire right, title and interest for the United States and all foreign countries, in and to:
United States Patent 5,432,811 issued 07/11/95 entitled "Laser Rod With Polyhedron Shaped Ends"; pending U.S. Application Serial No. 08/297,295 filed 08/29/94 entitled "Laser Skin Perforator"; and pending PCT Application Serial No. PCT/US94/02270 entitled "Laser" filed 03/02/94; and all original, continuation, reexamined and reissued patents which have been or shall be issued in the United States and all foreign countries on inventions, designs and improvements disclosed therein; and specifically including the right to file foreign applications under provisions of any conventions or treaty and claim priority based on such application in the United States;

     AUTHORIZE AND REQUEST the issuing authority to issue any and all United States and foreign patents granted on said applications and such designs, inventions and improvements to the assignee;

     WARRANT AND COVENANT that no assignment, grant, mortgage, license or other agreement affecting the rights and property herein conveyed has been or will be made to others by the undersigned, and that the full right to convey the same as herein expressed is possessed by the undersigned;

     TO BE BINDING on the heirs, assigns, representatives and successors of the undersigned and extend to the successors, assigns and nominees of the Assignee.


                              TECNAL PRODUCTS, INC.



                              By: _____________________________________________
                                   Herbert L. Whitaker, Ph.D., President

                                   Exhibit B

                           Form of Investment Letter

                               INVESTMENT LETTER

[COMPANY]
[COMPANY ADDRESS]

Gentlemen:

     1. This is to confirm the representations and agreements of the undersigned ("Investor") that Investor hereby agrees to purchase and acquire _________________________ shares of the $._______ par value per share Common
Stock and _________________ Class _______ Common Stock Purchase Warrants of ___________________________, a ______________ corporation (the "Company"), for
Investor's own account, for investment and not with a view to resale or other distribution thereof.

     2. The representations and agreements confirmed hereby are made for the purpose of the Company's reliance in connection with a private placement of the shares of the Company as hereinafter set forth. Investor fully understands and agrees that the shares are offered by the Company at a price which was arbitrarily determined without regard to any value of the shares. Investor fully understands that some of the transactions wherein the shares were issued to other persons, were done without regard to any assets or other criteria of value.

     3. The undersigned, by reason of his knowledge and experience in financial and business matters, and/or such knowledge and experience of his offeree representative, if retained, believes himself capable of evaluating the merits and risks of this investment.

     4. In connection therewith, Investor represents and warrants his understanding that his investment is extremely speculative and subject to a high degree of risk. Investor further understands that because of the speculative nature of his investment, he may lose his entire investment and Investor represents that he has the economic wherewithal to absorb a total loss of his investment.

     5. The undersigned acknowledges receipt of such information as he and his offeree representative, if retained, deem necessary or appropriate as a prudent and knowledgeable investor in evaluating the purchase of the shares. The undersigned acknowledges that the Company has made available to him or his offeree representative the opportunity to obtain additional information to evaluate the merits and risks of this investment. The undersigned acknowledges that he and his offeree representative, if retained, had the opportunity to ask questions of the Company, and, to the extent he or his offeree representative, as the case may be, availed himself of such opportunity, he received satisfactory answers from the Company, or its affiliates, associates, or employees concerning the terms and conditions of the offering.

     6. Based upon the foregoing, Investor acknowledges the risk and highly speculative aspect of the shares he is acquiring in the Company, and understands the proposed use of the funds by the Company, he is familiar with the management, contemplated operations, financial conditions and all other factors regarding the Company, and has fully satisfied himself with respect to the nature of the investment, and has received no assurances of any kind whatsoever relative thereto, nor have there been any other representations made by the Company or any of its principals or affiliates regarding any potential increment in value of the Company's stock acquired by Investor.

     7. The undersigned hereby represents, warrants and agrees that he is acquiring the shares solely for his own account, for investment, and not with a view to the distribution or resale thereof. The undersigned further represents that his financial condition is such that he is not under any present necessity or constraint to dispose of such shares to satisfy any existing or contemplated debt or undertaking.

     8. THE UNDERSIGNED IS AWARE OF THE FACT THAT THE SHARES OF COMMON STOCK HAVE NOT BEEN REGISTERED NOR IS REGISTRATION CONTEMPLATED UNDER THE SECURITIES ACT OF 1933, AND ACCORDINGLY, THAT SUCH SHARES MUST BE HELD INDEFINITELY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER SAID ACT OR UNLESS, IN THE OPINION OF COUNSEL FOR THE COMPANY, A SALE OR TRANSFER MAY BE MADE WITHOUT REGISTRATION THEREUNDER. The undersigned is further aware that he is not and may not ever be entitled to make any sales or transfers of the shares pursuant to the exemption afforded by Rule 144 promulgated under said Act. The undersigned agrees that any certificate evidencing the shares may bear a legend restricting the transfer thereof subject to the approval of the Company that the transfer is lawful.

     9. Investor agrees that the shares being acquired will not be sold, transferred or assigned without a valid registration statement being in effect, or in the opinion of counsel for the Company, pursuant to an exemption from registration.

     10. The undersigned understands that no federal or state agency has recommended or endorsed the purchase of the shares or passed on the adequacy of the information provided by the Company.

     11. The undersigned acknowledges that neither the Company nor any person acting on behalf of the Company offered to sell him shares by means of any form of general advertising, such as media advertising or seminars.

     12. With such understandings, Investor does hereby reaffirm the acquisition of the shares and delivers the full purchase price set forth in this letter.

DATED:
_______________________________________________________________________________

SIGNATURE: ____________________________________________________________________

SOCIAL SECURITY NO. - I.D. NO. ________________________________________________

NAME: _________________________________________________________________________

ADDRESS: ______________________________________________________________________

        _______________________________________________________________________

REGISTERED REPRESENTATIVE:  ___________________________________________________

NUMBER OF SHARES:  ____________________________________________________________